					Exhibit 12.1
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the periods presented (amounts in thousands).

	Year ended December 31,
	2009	2010	2011	2012	2013
Earnings:
Earnings before income taxes	$(6,100)	$(44,357)	$242,671	$805,312	$238,876

add:
Fixed Charges	74	1,777	88,278	122,535	117,704

Adjusted Earnings	$(6,026)	$(42,580)	$330,949	$927,847	$356,580

Fixed Charges:
Interest Expense (includes capitalized interest)	—	1,354	88,484	105,710	93,605
Amortization of debt discount and expense	—	67	3,174	9,806	6,479
Estimate of interest within rental expense	74	356	9,647	13,716	23,292

Fixed Charges	$74	$1,777	$101,305	$129,232	$123,376

Ratio of Earnings to Fixed Charges (a)	—	—	3.3x	7.2x	2.8x

Coverage deficiency (b)	$6,026	$42,580	—	—	—

(a)
For purposes of determining the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and fixed charges (excluding interest capitalized during the period). Fixed charges consist of interest expense (including interest capitalized during the period), amortization of debt discount and deferred financing costs and the portion of rental expense that is representative of the interest factor in these rentals.

(b)	The earnings for the years ended December 31, 2009 and 2010 were inadequate to cover fixed charges.